Condensed Consolidated Interim Financial Statements

Prepared by Management

Third Quarter Report September 30, 2012 and 2011

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2012	2011
ASSETS

Current assets
Cash and cash equivalents		$17,185	$75,434
Investments	5	9,721	34,099
Accounts receivable	6	20,626	7,392
Inventories	7	42,885	34,195
Prepaid expenses		4,870	3,773
Total current assets		95,287	154,893

Non-current deposits		1,517	600
Mineral property, plant and equipment	9	327,375	93,528
Total assets		$424,179	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$26,760	$9,084
Income taxes payable		6,722	3,482
Total current liabilities		33,482	12,566

Provision for reclamation and rehabilitation	11	5,539	2,729
Deferred income tax liability		39,064	20,806
Contingent liability	4	12,913	-
Derivative liabilities	13	7,217	13,130
Total liabilities		98,215	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,519,406 shares (Dec 31, 2011 - 87,378,748 shares)	12	357,173	259,396
Contributed surplus		11,955	8,819
Accumulated comprehensive income (loss)		(3,746)	(1,700)
Deficit		(39,418)	(66,725)
Total shareholders' equity		325,964	199,790
Total liabilities and shareholders' equity		$424,179	$249,021

Business combination (Note 4)
Credit Facility (Note 10)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2012	2011	2012	2011

Revenue		$51,880	$38,776	$141,360	$110,491

Cost of sales:
Direct production costs		24,485	10,997	56,986	33,465
Royalties		454	636	1,397	1,712
Stock-based compensation		146	170	421	337
Depreciation and depletion		6,353	4,841	19,177	13,031
	17	31,438	16,644	77,981	48,545
Mine operating earnings		20,442	22,132	63,379	61,946

Expenses:
Exploration	14	3,420	3,093	7,342	6,818
General and administrative	15	2,850	2,964	9,564	8,109
		6,270	6,057	16,906	14,927
Operating earnings		14,172	16,075	46,473	47,019

Mark-to-market loss/(gain) on derivative liabilities	13	1,728	5,777	(47)	13,408
Mark-to-market loss/(gain) on contingent liability	4	5,005	-	5,005	-
Write down of inventory to net realizable value	7	3,345	-	3,345	-
Finance costs		181	8	191	27

Other income (expense):
Foreign exchange		1,814	(4,821)	2,981	(3,252)
Investment and other income		(106)	3,478	1,834	6,496
		1,708	(1,343)	4,815	3,244

Earnings before income taxes		5,621	8,947	42,794	36,828

Income tax expense		5,605	5,850	15,498	16,280

Net earnings for the period		16	3,097	27,296	20,548

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	5	1,321	(2,616)	(2,046)	(2,465)

Comprehensive income (loss) for the period		$1,337	$481	$25,250	$18,083

Basic earnings (loss) per share based on net earnings		$0.00	$0.04	$0.30	$0.25
Diluted earnings (loss) per share based on net earnings	12 (d)	$0.00	$0.04	$0.29	$0.24

Basic weighted average number of shares outstanding		97,666,618	85,159,320	91,159,694	83,349,279
Diluted weighted average number of shares outstanding	12 (d)	99,322,475	87,599,601	93,699,625	85,312,465

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2010		80,720,420	$205,862	$7,793	$1,444	$(86,208)	$128,891

Exercise of options	12 (b)	1,903,400	8,679	(3,026)			5,653
Exercise of warrants	12 (c), 13	3,219,314	31,811	(214)			31,597
Issued through stock bonus plan		3,600	39				39
Cancelled escrow shares	12 (a)	(93,750)					-
Share appreciation rights	12 (b)	189,580	484	(484)			-
Stock based compensation	12 (b)			3,359			3,359
Unrealized gain (loss) on available for sale assets	5				(2,374)		(2,374)
Realized gain (loss) on available for sale assets					(91)		(91)
Expiry and forfeiture of options				(28)		28	-
Earnings for the period						20,548	20,548
September 30, 2011		85,942,564	246,875	7,400	(1,021)	(65,632)	187,622

Exercise of options	12 (b)	21,600	223	(40)			183
Exercise of warrants	12 (c), 13	1,414,584	12,298	-			12,298
Issued through stock bonus plan		-	-				-
Share appreciation rights	12 (b)	-	-	-			-
Stock based compensation	12 (b)			1,459			1,459
Unrealized gain (loss) on available for sale assets	5				(1,312)		(1,312)
Realized gain (loss) on available for sale assets	5				633		633
Expiry and forfeiture of options				-		-	-
Earnings for the period						(1,093)	(1,093)
December 31, 2011		87,378,748	259,396	8,819	(1,700)	(66,725)	199,790
Exercise of options	12 (b)	287,800	1,673	(570)			1,103
Exercise of warrants	12 (c), 13	792,517	7,307	(29)			7,278
Share appreciation rights	12 (b)	22,813	57	(57)			-
Issued on acquisition of mineral properties, net	4	11,037,528	88,740				88,740
Stock based compensation	12 (b)			3,803			3,803
Unrealized gain (loss) on available for sale assets	5				(2,204)		(2,204)
Realized gain (loss) on available for sale assets	5				158		158
Expiry and forfeiture of options				(11)		11	-
Earnings for the period						27,296	27,296
September 30, 2012		99,519,406	$357,173	$11,955	$(3,746)	$(39,418)	$325,964

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2012	2011	2012	2011

Operating activities
Net earnings for the period		$16	$3,097	$27,296	$20,548
Items not affecting cash:
Stock-based compensation	12 (b)	1,018	1,498	3,803	3,399
Depreciation and depletion		6,427	4,885	19,354	13,146
Deferred income tax provision		2,184	2,704	5,595	6,454
Unrealized foreign exchange loss (gain)		(731)	3,539	(1,632)	2,069
Mark to market loss (gain) on derivative liability	13	1,728	5,777	(47)	13,408
Mark to market loss (gain) on contingent liability	4	5,005	-	5,005	-
Finance costs		6	8	16	23
Allowance for related party receivable	8	-	180	-	180
Write down of inventory to net realizable value		3,345	-	3,345	-
Loss (Gain) on marketable securities		325	(1,086)	(158)	(995)
Net changes in non-cash working capital	16	(3,979)	(6,272)	(6,244)	(8,007)
Cash from operating activities		15,344	14,330	56,333	50,225

Investing activites
Property, plant and equipment expenditures	9	(18,249)	(10,848)	(39,544)	(30,216)
Acquisition of Mexgold Resources Inc.	4	(100,000)	-	(100,000)	-
Investment in short term investments		-	(8,787)	(27,884)	(27,358)
Proceeds from sale of short term investments		3,740	18,432	50,373	19,063
Investment in long term deposits		(741)	-	(917)	178
Cash used in investing activities		(115,250)	(1,203)	(117,972)	(38,333)

Financing activities
Common shares issued on exercise of options and warrants	12(b)(c)	1,238	5,562	2,516	15,043
Share issuance costs		(204)	(94)	(204)	(103)
Cash from financing activites		1,034	5,468	2,312	14,940

Effect of exchange rate change on cash and cash equivalents		613	(3,536)	1,078	(2,069)
Increase (decrease) in cash and cash equivalents		(98,872)	18,595	(59,327)	26,832
Cash and cash equivalents, beginning of period		115,444	77,741	75,434	68,037
Cash and cash equivalents, end of period		$17,185	$92,800	$17,185	$92,800

Supplemental cash flow information	16

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on November 2, 2012.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars including the accounts of the Company and its wholly owned subsidiaries Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V. Minera Plata Carina Spa, Mexgold Resources Inc., Compania Minera El Cubo S.A. de C.V., Gammon Lake Guadelupe S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2011.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011. In addition, the following accounting policy has been applied in these condensed consolidated financial statements.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date)

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	BUSINESS ACQUISTION

On July 13, 2012, (the “acquisition date”), the Company completed the acquisition of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”) whereby the Company acquired all of the issued and outstanding shares of Mexgold.

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The results of Mexgold, which include its wholly-owned subsidiaries are consolidated commencing on July 13, 2012. Total estimated consideration of $203,405 was calculated as follows:

Purchase Cost
Cash paid	$100,000
Common shares issued(1)	88,944
Contingent consideration(2)	7,908
Estimated working capital adjustment(3)	6,553
$203,405

(1)

There were 11,037,528 common shares issued with a fair value of $8.058 per share, with the fair value per share determined by using the 5 day volume weighted average price of the Company’s common shares prior to the acquisition date. The related share issuance cost of $204 is recognized as reduction of equity.

(2)	AuRico will be entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the 3 years following the acquisition date, the Company renews or extends the Las Torres lease, other than a one-time 3 month extension, after the current lease expires.

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time during the three year period immediately following the acquisition date.

The contingent consideration based on the Las Torres lease was valued based on factoring the probability of the lease being extended. Management determined the probability of extending the lease to be highly unlikely, resulting in a $nil value. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7,908 at date of acquisition. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

As at September 30, 2012, an increase in gold price and a movement in the forward curve resulted in a $5,005 mark to market loss. The contingent liability is valued at $12,913 as of September 30, 2012.

(3)

The purchase agreement with AuRico stipulated there would be an adjustment of the purchase price based on the working capital of the consolidated Mexgold entity as at the date of acquisition. The purchase price was adjusted upward by the amount of the working capital at the acquisition date. The Company estimates the working capital adjustment to be $6,553 payable upon final agreement with AuRico.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Final fair values will determined based on independent appraisals, discounted cash flow models, and quoted market prices, as appropriate. The Company has incurred acquisition-related costs totaling $789 in the form of advisory, legal and professional fees, which have been included in general and administrative costs in the interim condensed consolidated statement of comprehensive income.

The following sets forth the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair values. The final valuations are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment over the period to completion of the valuation process.

Summary of purchase price allocation:
Assets:
Cash and cash equivalents	$843
Receivables	7,306
Inventories	4,868
Prepaid expenses	222
Plant and equipment	11,930
Mineral Properties	200,374

Total assets	225,543

Liabilities:
Accounts payable and accrued liabilities	(6,686)
Provision for reclamation and rehabilitation	(2,789)
Deferred income tax liability	(12,663)

Total liabilities	(22,138)

Net identifable assets acquired	$203,405

The Company’s results include $3,505 in revenue and $3,829 in net loss from Mexgold for the period from July 13, 2012 to September 30, 2012.

Pro forma results of the combined Company include the revenues and net earnings of the Company, combined with the revenue and net earnings of Mexgold over the same period, as if the acquisition date was January 1, 2012. Pro forma revenues and net earnings of the combined Company for the nine months ended September 30, 2012 were as follows:

	Revenues	Net earnings (loss)
Endeavour Silver	$137,855	$36,130
Mexgold pro forma	35,762	(18,900)
	$173,617	17,230

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	INVESTMENTS

	September 30	December 31
	2012	2011
Money market investments	$-	$16,473

Notes receivable:
Carrying value	2,133	2,133
Unrealized gain (loss)	1,744	1,074
Unrealized foreign exchange gain (loss)	404	275
	4,281	3,482

Investment in marketable securities, at cost	11,315	17,173
Unrealized gain (loss) on marketable securities	(6,255)	(2,960)
Unrealized foreign exchange gain (loss)	380	(69)
	5,440	14,144

	$9,721	$34,099

The money market investments are designated as held for trading, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days but less than one year.

At September 30, 2012 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

				Sept. 30, 2012	Dec 31, 2011
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,717	$2,242
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	878	675
MAV II Class B	July 15, 2056	BA - 0.5%	198	150	104
MAV II Class C	July 15, 2056	BA + 20.0%	140	78	47
IA Tracking Class 15		BA - 0.5%	464	458	414
			$5,114	$4,281	$3,482

The Company has classified the Notes as Level 1 in the fair value hierarchy and as available for sale financial assets. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be impairments, in which case the declines are recognized in the statement of comprehensive income. During 2007 and 2008, prior to an active market being established and the restructuring of the ABCP, the Company recorded a total impairment charge to operations of $2,700.

The marketable securities are classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

		September 30	December 31
	Note	2012	2011

IVA receivables		$13,651	$5,693
Income tax receivables		6,135	1,489
Due from related parties	8	137	55
Other receivables		703	155
		$20,626	$7,392

7.	INVENTORIES

	September 30	December 31
	2012	2011

Warehouse inventory	$8,367	$5,336
Stockpile inventory (1)	9,250	10,078
Finished Goods inventory (2)(3)	18,937	18,466
Work in process inventory (3)	6,331	315
	$42,885	$34,195

(1)	The Company has stockpiled 129,000 tonnes of mined ore as of September 30, 2012 (December 31, 2011 – 130,000 tonnes).
(2)

The Company held 734,816 silver ounces and 9,159 gold ounces as of September 30, 2012 (December 31, 2011 – 980,109 and 5,407, respectively). These ounces are carried at the lesser of cost and net realizable value, however as at September 30, 2012, the quoted market value of the silver is $25,461 (December 31, 2011 - $27,619) and the quoted market value of the gold is $16,266 (December 31, 2011 - $8,278)

(3)

The finished goods and work in process inventories include a write down to net realizable value of $3,345 for the inventory held by El Cubo mine. Of this amount, $2,474 is comprised of cash costs and $871 is depreciation and depletion.

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies, with directors and management in common and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $137 net receivable related to administration costs and other items outstanding as of September 30, 2012 (December 31, 2011 – $55).

One of the companies that the Company shares administrative services and office space with has been unable to meet its obligations. Therefore, the Company has previously provided an allowance totaling $180.

The Company was charged $468 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (September 30, 2011 - $108). The Company has a $nil payable related to legal costs outstanding as of September 30, 2012 (December 31, 2011 - $4).

Endeavour Silver Corp.	Page -10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2010	$68,357	$24,583	$15,278	$2,175	$2,414	$112,807
Additions	22,008	12,848	11,356	637	1,205	48,054
Disposals	-	-	-	-	(59)	(59)

Balance at December 31, 2011	90,365	37,431	26,634	2,812	3,560	160,802

Additions	26,644	4,386	6,563	736	1,166	39,495
Acquisition of Mexgold	200,374	1,864	6,777	2,746	543	212,304
Disposals	-	-	-	-	(31)	(31)

Balance at September 30, 2012	$317,383	$43,681	$39,974	$6,294	$5,238	$412,570

Accumulated amortization
Balance at December 31, 2010	$29,728	$6,582	$3,347	$539	$1,370	$41,566
Amortization	21,160	2,050	1,830	212	499	25,751
Disposals	-	-	-	-	(43)	(43)

Balance at December 31, 2011	50,888	8,632	5,177	751	1,826	67,274
Amortization	12,876	2,031	2,278	218	536	17,939
Disposals	-	-	-	-	(18)	(18)

Balance at September 30, 2012	$63,764	$10,663	$7,455	$969	$2,344	$85,195

Net book value
At December 31, 2011	$39,477	$28,799	$21,457	$2,061	$1,734	$93,528
At September 30, 2012	$253,619	$33,018	$32,519	$5,325	$2,894	$327,375

As of September 30, 2012, the Company had $2,108 committed to capital equipment purchases for 2012.

10.	CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over 3 years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material subsidiaries. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.6875% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various quantitative and qualitative debt covenants, of which none are in breach as at September 30, 2012. The Company has not drawn any amounts on this facility and has recognized $170 in financing costs in the current quarter. The Company has deferred commitment fees and legal costs of $662 which is amortized over the life of the facility.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1,670 for the Guanacevi mine operations, $858 for the Bolanitos mine operations and $2,676 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 1.51% for Guanacevi, 0. 29% for Bolanitos and 0.87% for El Cubo and an inflation rate of 2.12% for Guanacevi, 1.64% for Bolanitos and 2.08% for El Cubo.

Changes to the reclamation and rehabilitation provision balance during the period are as follows:

Balance at December 31, 2011	$2,729

Changes during the period:
Liability incurred on acquisition of El Cubo	2,789
Unwinding of discount for the period	21
Balance at September 30, 2012	$5,539

12.	SHARE CAPITAL

	(a)	During 2011, 93,750 common shares, which were held in escrow as of December 31, 2010 were cancelled.

	(b)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Nine months ended		Year Ended
	September 30, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,697,000	$5.07	4,665,000	$3.17
Granted	1,048,000	$8.45	1,330,000	$8.22
Exercised (1)	(322,800)	$3.67	(2,205,000)	$3.02
Cancelled	(159,000)	$7.91	(93,000)	$3.56
Outstanding, end of period	4,263,200	$5.90	3,697,000	$5.07

Options exercisable at period-end	3,003,200	$4.88	2,547,400	$4.25

(1) There were 35,000 options with an exercise price of $3.05 that were cancelled in exchange for 22,813 share appreciation rights in the period ended September 30, 2012 (September 30, 2011 – 280,000 options priced with a weighted average price of CAN $3.14 were cancelled in exchange for 189,580 share appreciation rights).

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following tables summarize information about stock options outstanding at September 30, 2012:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept. 30, 2012	(Number of Years)	Prices	Sept. 30, 2012	Prices
$1.00 - $1.99	300,000	1.7	$1.87	300,000	$1.87
$2.00 - $2.99	40,000	4.7	$2.01	40,000	$2.01
$3.00 - $3.99	1,687,400	2.4	$3.54	1,687,400	$3.54
$4.00 - $4.99	8,000	3.1	$4.57	4,000	$4.57
$8.00 - $8.99	2,217,800	4.1	$8.30	961,800	$8.24
$9.00 - $9.99	10,000	4.0	$9.77	10,000	$9.77
	4,263,200	3.3	$5.90	3,003,200	$4.88

During the period ended September 30, 2012, the Company recognized stock-based compensation expense of $3,803 (September 30, 2011 - $3,360) based on the fair value of the vested portion of options granted in prior periods.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Year Ended
	Sept. 30, 2012	December 31, 2011
Weighted average fair value of options granted during the period	$4.52	$4.81
Risk-free interest rate	1.28%	2.02%
Expected dividend yield	0%	0%
Expected stock price volatility	73%	77%
Expected option life in years	3.80	3.86

(c)	Warrants

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	Sept. 30, 2012
CAN $
$1.90	February 25, 2014	532,500	-	(57,500)	-	475,000
$1.51	February 25, 2014	25,292	-	-	-	25,292
$1.90	February 26, 2014	362,142	-	(39,935)	-	322,207
$2.05	February 26, 2014	1,143,936	-	(716,838)	-	427,098
		2,063,870		- (814,273)	-	1,249,597

The warrants with an expiry date of February 26, 2014, consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures, are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended September 30, 2012, 117,039 warrants (September 30, 2011 – 500,520) were elected by the holder to be exercised “cashless” resulting in 95,283 (September 30, 2011 – 384,087) shares being issued.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Diluted Earnings per Share

		Nine Months ended
		Sept. 30	Sept. 30
	Note	2012	2011
Basic earnings (loss)		$27,296	$20,548
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	13	(47)	-
Diluted earnings		$27,249	$20,548

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	13,408
Adjusted earnings		$27,249	$33,956

Basic weighted average number of shares outstanding		91,159,694	83,349,279
Effect of dilutive securities:
Stock options		1,551,699	1,655,202
Share purchase warrants		277,518	307,984
Share purchase warrants with embedded derivative liabilities		710,714	-
Diluted weighted average number of share outstanding		93,699,625	85,312,465

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		-	2,995,287
Adjusted diluted weighted average number of share outstanding		93,699,625	88,307,752

Diluted earnings (loss) per share		$0.29	$0.24
Adjusted diluted earnings per share		$0.29	$0.38

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the nine months ended September 30, 2011.

		Three Months ended
		Sept. 30	Sept. 30
	Note	2012	2011
Basic and Diluted earnings		$16	$3,097
Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		1,728	5,777
Adjusted earnings		$1,744	$8,874

Basic weighted average number of shares outstanding		97,666,618	85,159,320
Effect of dilutive securities:
Stock options		1,352,229	2,121,433
Share purchase warrants		303,628	318,848
Share purchase warrants with embedded derivative liabilities		-	-
Diluted weighted average number of share outstanding		99,322,475	87,599,601

Effect of anti-dilutive derivative liabilities:
Share purchase warrants with embedded derivative liabilities		842,881	3,183,382
Adjusted diluted weighted average number of share outstanding		100,165,356	90,782,983

Diluted earnings (loss) per share		$0.00	$0.04
Adjusted diluted earnings per share		$0.02	$0.10

The effect of the outstanding share purchase warrants with embedded derivatives is anti-dilutive for the three months ended September 30, 2012 and 2011.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (U.S. dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants. All warrants outstanding at September 30, 2012 will expire in 2014.

Balance at December 31, 2010	$29,349

Exercise of warrants	(22,310)
Mark to market loss (gain)	13,408
Balance at September 30, 2011	20,447

Exercise of warrants	(7,567)
Mark to market loss (gain)	250
Balance at December 31, 2011	13,130

Exercise of warrants	(5,866)
Mark to market loss (gain)	(47)
Balance at September 30, 2012	$7,217

Assumptions used for Black-scholes estimate of warrant derivative liability

	Period Ended	Year Ended
	Sept. 30, 2012	Dec 31, 2011
Outstanding warrants	902,098	1,676,436
Weighted average fair value of warrants at period end	$8.00	$7.83
Risk-free interest rate	1.07%	0.95%
Expected dividend yield	0%	0%
Expected stock price volatility	58%	62%
Expected warrant life in years	1.4	2.2

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	EXPLORATION

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2012	2011	2012	2011

Depreciation and depletion	$32	$23	$91	$55
Stock based compensation	121	116	374	278
Salaries, wages and benefits	443	285	1,311	1,163
Direct costs	2,824	2,669	5,566	5,322
	$3,420	$3,093	$7,342	$6,818

15.	GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2012	2011	2012	2011

Depreciation and depletion	$42	$21	$86	$60
Stock based compensation	750	1,211	3,007	2,784
Salaries, wages and benefits	731	694	2,536	2,524
Direct costs	1,327	1,038	3,935	2,741
	$2,850	$2,964	$9,564	$8,109

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	Sept. 30	Sept. 30
	2012	2011

Net changes in non-cash working capital
Accounts receivable	$(13,152)	$(525)
Inventories	(12,828)	(4,139)
Prepaid expenses	(1,097)	(4,361)
Due from related parties	(82)	(14)
Accounts payable and accrued liabilities	17,675	(1,233)
Income taxes provision	3,240	2,265
	$(6,244)	$(8,007)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$570	$3,026
Fair value of shares issued under the share appreciation rights plan	57	484
Fair value of exercised agent warrants allocated to share capital	29	214
Fair value of shares issued under stock bonus plan	-	39
Fair value of equity issued on acquisition of other mineral properties	88,944	-

Other cash disbursements:
Income taxes paid	$12,839	$5,541

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

17.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executive (the chief operating decision makers) in assessing performance. The Company has two operating mining segments, Guanacevi and Guanajuato, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	Sept 30, 2012
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$4,614	$287	$9,816	$219	$2,249	$17,185
Investments	9,721	-	-	-	-	9,721
Accounts receivables	568	783	6,321	4,391	8,563	20,626
Inventories	-	-	18,161	13,595	11,129	42,885
Prepaid expenses	599	232	1,262	2,077	700	4,870
Non-current deposits	662	56	592	143	64	1,517
Mineral property, plant and equipment	243	1,708	71,853	40,814	212,757	327,375
Total assets	$16,407	$3,066	$108,005	$61,239	$235,462	$424,179

	December 31, 2011
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$63,183	$251	$11,382	$618	$-	$75,434
Investments	34,099	-	-	-	-	34,099
Accounts receivables	176	22	5,586	1,608	-	7,392
Inventories	-	-	21,990	12,205	-	34,195
Prepaid expenses	1,632	208	1,612	321	-	3,773
Long term deposits	-	57	406	137	-	600
Mineral property, plant and equipment	153	1,140	66,362	25,873	-	93,528
Total assets	$99,243	$1,678	$107,338	$40,762	$-	$249,021

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Nine Months Ended Sept. 30, 2012
Silver revenue	$-	$-	$69,561	$33,709	$1,713	$104,983
Gold revenue	-	-	11,142	23,443	1,792	36,377
Total revenue	$-	$-	$80,703	$57,152	$3,505	$141,360

Salaries, wages and benefits:
mining	$-	$-	$4,464	$4,356	$1,811	$10,631
processing	-	-	1,483	902	492	2,877
administrative	-	-	2,459	2,228	468	5,155
stock based compensation	-	-	204	217	-	421
change in inventory	-	-	683	(861)	(2,247)	(2,425)
Total salaries, wages and benefits	-	-	9,293	6,842	524	16,659

Direct costs:
mining	-	-	12,822	6,672	2,945	22,439
processing	-	-	7,542	6,954	1,999	16,495
administrative	-	-	2,220	2,037	1,416	5,673
change in inventory	-	-	3,290	(2,686)	(4,463)	(3,859)
Total direct production costs	-	-	25,874	12,977	1,897	40,748

Depreciation and depletion:
depreciation and depletion	-	-	9,576	6,235	3,569	19,380
change in inventory	-	-	366	2,141	(2,710)	(203)
Total depreciation and depletion	-	-	9,942	8,376	859	19,177

Royalties	-	-	1,397	-	-	1,397

Total cost of sales	$-	$-	$46,506	$28,195	$3,280	$77,981

Write down of inventory		-	-	-	3,345

Earnings (loss) before taxes	$(9,898)	$(7,342)	$34,197	$28,957	$(3,120)	$42,794

Income tax expense	-	-	7,258	8,240	-	15,498
Earnings (loss) after taxes	$(9,898)	$(7,342)	$26,939	$20,717	$(3,120)	$27,296

	Nine Months Ended Sept. 30, 2011
Silver revenue	$-	$-	$67,051	$23,177	$-	$90,228
Gold revenue	-	-	7,440	12,823	-	20,263
Total revenue	$-	$-	$74,491	$36,000	$-	$110,491

Salaries, wages and benefits:
mining	$-	$-	$3,567	$2,298	$-	$5,865
processing	-	-	1,302	798	-	2,100
administrative	-	-	1,834	1,401	-	3,235
stock based compensation	-	-	171	166	-	337
change in inventory	-	-	(386)	(119)	-	(505)
Total salaries, wages and benefits	-	-	6,488	4,544	-	11,032

Direct costs:
mining	-	-	10,362	2,313	-	12,675
processing	-	-	6,049	2,590	-	8,639
administrative	-	-	1,667	1,330	-	2,997
change in inventory	-	-	(1,168)	(373)	-	(1,541)
Total direct production costs	-	-	16,910	5,860	-	22,770

Depreciation and depletion:
depreciation and depletion	-	-	7,762	6,573	-	14,335
change in inventory	-	-	(761)	(543)	-	(1,304)
Total depreciation and depletion	-	-	7,001	6,030	-	13,031

Royalties	-	-	1,712	-	-	1,712

Total cost of sales	$-	$-	$32,111	$16,434	$-	$48,545

Earnings (loss) before taxes	$(18,300)	$(6,818)	$42,380	$19,566	$-	$36,828

Income tax expense	-	-	9,070	7,210	-	16,280
Earnings (loss) after taxes	$(18,300)	$(6,818)	$33,310	$12,356	$-	$20,548

The Exploration Segment included $310 for the nine months ended September 30, 2012 (2011 - $1,184) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 18-

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three Months Ended Sept. 30, 2012
Silver revenue	$-	$-	$22,474	$12,986	$1,713	$37,173
Gold revenue	-	-	4,158	8,757	1,792	14,707
Total revenue	$-	$-	$26,632	$21,743	$3,505	$51,880

Salaries, wages and benefits:
mining	$-	$-	$1,536	$1,740	$1,811	$5,087
processing	-	-	493	315	492	1,300
administrative	-	-	859	752	468	2,079
stock based compensation	-	-	72	74	-	146
change in inventory	-	-	582	296	(2,247)	(1,369)
Total salaries, wages and benefits	-	-	3,542	3,177	524	7,243

Direct costs:
mining	-	-	4,518	2,704	2,945	10,167
processing	-	-	2,317	2,712	1,999	7,028
administrative	-	-	764	848	1,416	3,028
change in inventory	-	-	1,534	94	(4,463)	(2,835)
Total direct production costs	-	-	9,133	6,358	1,897	17,388

Depreciation and depletion:
depreciation and depletion	-	-	3,077	2,074	3,569	8,720
change in inventory	-	-	53	290	(2,710)	(2,367)
Total depreciation and depletion	-	-	3,130	2,364	859	6,353

Royalties	-	-	454	-	-	454
Total cost of sales	$-	$-	$16,259	$11,899	$3,280	$31,438

Write down of inventory					3,345

Earnings (loss) before taxes	$(8,056)	$(3,420)	$10,373	$9,844	$(3,120)	$5,621

Income tax expense		-	3,332	2,273	-	5,605
Earnings (loss) after taxes	$(8,056)	$(3,420)	$7,041	$7,571	$(3,120)	$16

	Three Months Ended Sept. 30, 2011
Silver revenue	$-	$-	$21,999	$8,845	$-	$30,844
Gold revenue	-	-	2,852	5,080	-	7,932
Total revenue	$-	$-	$24,851	$13,925	$-	$38,776

Salaries, wages and benefits:
mining	$-	$-	$1,212	$714	$-	$1,926
processing	-	-	411	288	-	699
administrative	-	-	625	437	-	1,062
stock based compensation	-	-	94	76	-	170
change in inventory	-	-	(359)	240	-	(119)
Total salaries, wages and benefits	-	-	1,983	1,755	-	3,738

Direct costs:
mining	-	-	3,682	792	-	4,474
processing	-	-	2,056	839	-	2,895
administrative	-	-	602	396	-	998
change in inventory	-	-	(1,145)	207	-	(938)
Total direct production costs	-	-	5,195	2,234	-	7,429

Depreciation and depletion:
depreciation and depletion	-	-	2,939	2,749	-	5,688
change in inventory	-	-	(699)	(148)	-	(847)
Total depreciation and depletion	-	-	2,240	2,601	-	4,841

Royalties	-	-	636	-	-	636

Total cost of sales	$-	$-	$10,054	$6,590	$-	$16,644

Earnings (loss) before taxes	$(10,092)	$(3,093)	$14,797	$7,335	$-	$8,947

Income tax expense	-	-	2,817	3,033	-	5,850
Earnings (loss) after taxes	$(10,092)	$(3,093)	$11,980	$4,302	$-	$3,097

The Exploration Segment included $176 for the three months ended September 30, 2012 (2011 - $989) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Nine and Three Months ended September 30, 2012 and 2011
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877- 685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy
Kenneth Pickering

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Barry Devlin ~ Vice-President, Exploration
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 20 -